UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ATHENEX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04685N103

(CUSIP Number)

Johnson Y.N. Lau

c/o Athenex, Inc.

1001 Main Street, Suite 600

Buffalo, New York 14203

Telephone: (716) 898-8625

Teresa Bair, Esq.

c/o Athenex, Inc.

1001 Main Street, Suite 600

Buffalo, New York 14203

Telephone: (716) 898-8625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Johnson Y.N. Lau
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole Voting Power 6,248,460(1)
	8.	Shared Voting Power 1,005,890(2)
	9.	Sole Dispositive Power 6,248,460(1)
	10.	Shared Dispositive Power 1,005,890(2)
1	Includes 3,102,501 shares of common stock, par value $0.001 per share of Athenex, Inc. (the “Common Stock”) underlying options held by Johnson Y.N. Lau that vest within 60 days of September 30, 2020.
2

Consists of (a) 164,925 shares of Common Stock held by Dr. Lau’s spouse, (b) 678,880 shares of Common Stock held by Avalon Biomedical (Management) Limited (“Avalon”), (c) 107,181 shares of Common Stock held by Avalon Polyton (HK) Limited (“Avalon Polyton”), (d) 54,904 shares of Common Stock underlying options held by Avalon that vest within 60 days of September 30, 2020.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,254,350(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 7.8%(3)
14.	Type of Reporting Person IN

1	Consists of 3,102,501 shares of Common Stock underlying options held by Dr. Lau that vest within 60 days of September 30, 2020.
2

Consists of (a) 164,925 shares of Common Stock held by Dr. Lau’s spouse, (b) 678,880 shares of Common Stock held by Avalon, (c) 107,181 shares of Common Stock held by Avalon Polyton, and (d) 54,904 shares of Common Stock underlying options held by Avalon that vest within 60 days of September 30, 2020.

3	Based on 93,244,644 shares of Common Stock outstanding as of September 30, 2020.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by Johnson Y.N. Lau (the “Reporting Person”) on April 27, 2018 with respect to the Common Stock (each a “Share,” and collectively, the “Shares”) of Athenex, Inc. (or the “Company”) as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person is the record owner of an aggregate of 3,145,959 Shares which were acquired in connection with the Company’s initial public offering, received as compensatory awards or otherwise purchased by the Reporting Person with personal funds.

The Reporting Person also is the beneficial owner of options to purchase 3,102,501 Shares which vest within 60 days of September 30, 2020 and were received as compensatory awards, in each case under the Company’s equity compensation plans.

The 678,880 Shares held by Avalon were purchased using funds from Avalon’s working capital. On July 12, 2015, Avalon was granted an option to purchase an aggregate of 54,904 Shares at an exercise price of $9.00 per share.

The 107,181 Shares held by Avalon Polyton were acquired pursuant to the terms of a License Agreement dated as of June 29, 2018 by and between Athenex Therapeutics Limited, a wholly-owned subsidiary of the Company and Avalon Polytom (HK) Limited, an affiliate of Avalon, as further described in Item 5 of this Amendment.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See rows (11) and (13) of the cover page to this Amendment for the aggregate number of Shares and percentage of the Shares beneficially owned by the Reporting Person. The percentage used in this Amendment is calculated based upon 93,244,644 shares of Common Stock outstanding as of September 30, 2020.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Reference is made to the discussion in Item 4. Each of the required transactions described in this Item 5(c) were reported on Forms 3 and 4 filed with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

(d) The Reporting Person owns all of the outstanding interests in Creative Decade Global Limited, which owns 32.24% of the outstanding interests in Avalon Global Holdings Limited (“Avalon Global”). The Reporting Person serves on the board of directors of Avalon Global and has shared voting and dispositive power with respect to the shares held by Avalon, an indirect wholly-owned subsidiary of Avalon Global. Avalon Polyton is a majority-owned affiliate of Avalon Global. Accordingly, certain other individuals who indirectly have a controlling interest in Avalon Global have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Avalon and Avalon Polyton.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2020

*
Johnson Y.N. Lau

* By:	/s/ Teresa Bair
Teresa Bair, as Attorney-in-Fact